Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Nos. 333-255020; 333-255020-01

Relating to Preliminary Prospectus Supplement dated September 28, 2021 to Prospectus dated April 2, 2021

Pricing Term Sheet

September 28, 2021

Sun Communities Operating Limited Partnership

$450,000,000 2.300% Senior Notes due 2028

$150,000,000 2.700% Senior Notes due 2031

Fully and Unconditionally Guaranteed by

Sun Communities, Inc.

This Pricing Term Sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement dated September 28, 2021 to Prospectus dated April 2, 2021 (such Prospectus and Preliminary Prospectus Supplement being referred to together as the “Preliminary Prospectus”) of Sun Communities Operating Limited Partnership (the “Issuer”) pertaining to its 2.300% Senior Notes due 2028 (the “Notes due 2028”) and its 2.700% Senior Notes due 2031 (the “Notes due 2031” and, together with the Notes due 2028, the “Notes”). The information in this Pricing Term Sheet supplements the Preliminary Prospectus and supersedes the information in the Preliminary Prospectus to the extent inconsistent with the information in the Preliminary Prospectus. Information in the Preliminary Prospectus that may be derived from the information set forth in this Pricing Term Sheet shall be deemed updated and superseded by information that could be derived from the information set forth herein.

Summary of the Offering:

Issuer:	Sun Communities Operating Limited Partnership

Guarantor:	Sun Communities, Inc., the sole general partner of the Issuer

Expected Ratings: (Moody’s /S&P)*	Baa3 / BBB

Security Type:	Senior Notes

Offering Format:	SEC Registered

Trade Date:	September 28, 2021

Settlement Date:	October 5, 2021 (T+5)**

	Notes due 2028	Notes due 2031

Maturity Date:	November 1, 2028	July 15, 2031

Aggregate Principal Amount:	$450,000,000	$150,000,000. The Issuer is offering $150,000,000 of 2.700% Notes due 2031 as additional notes of the same series as the $600.0 million aggregate principal amount of 2.700% Senior Notes due 2031 that it issued on June 28, 2021. The Notes due 2031 offered in this offering and such previously issued 2.700% Senior Notes due 2031 are identical (other than with respect to issue date and price) and will constitute a single series.

Benchmark Treasury Security:	UST 1.125% due August 31, 2028	UST 1.250% due August 15, 2031

Benchmark Treasury Price / Yield:	98-21+ / 1.326%	97-14+ / 1.529%

Spread to Benchmark Treasury:	+100 bps	+113 bps

Yield to Maturity:	2.326%	2.659%

Interest Rate:	2.300% per annum	2.700% per annum

Public Offering Price:	99.830% plus accrued interest from October 5, 2021, if any	100.342% plus accrued interest from June 28, 2021 in the amount of $1,091,250

Net Proceeds Before Expenses:	$446,442,500	$150,629,250

Optional Redemption:

Redeemable at any time prior to September 1, 2028 in amount equal to the principal amount plus a make whole premium, using a discount rate of T + 15 bps, plus accrued and unpaid interest.

Redeemable at any time on or after September 1, 2028 in amount equal to the principal amount plus accrued and unpaid interest.

Redeemable at any time prior to April 15, 2031 in amount equal to the principal amount plus a make whole premium, using a discount rate of T + 20 bps, plus accrued and unpaid interest.

Redeemable at any time on or after April 15, 2031 in amount equal to the principal amount plus accrued and unpaid interest.

Interest Payment Dates:	May 1 and November 1 of each year, beginning May 1, 2022	January 15 and July 15 of each year, beginning January 15, 2022

Record Dates:	April 15 and October 15	January 1 and July 1

CUSIP / ISIN:	866677 AF4 / US866677AF41	866677 AE7 / US866677AE75

Joint Book-Running Managers:	Citigroup Global Markets Inc. J.P. Morgan Securities LLC BofA Securities, Inc. BMO Capital Markets Corp. Citizens Capital Markets, Inc. RBC Capital Markets, LLC

Co-Managers:

Fifth Third Securities, Inc.

Huntington Securities, Inc.

Regions Securities LLC

Truist Securities, Inc.

U.S. Bancorp Investments, Inc.

Wells Fargo Securities, LLC

PNC Capital Markets LLC

Wedbush Securities Inc.

Samuel A. Ramirez & Company, Inc.

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
**

The Issuer expects that delivery of the Notes will be made against payment therefor on or about October 5, 2021, which will be the fifth business day following the date of this pricing term sheet. This settlement cycle is referred to as “T+5.” Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date hereof or the next two succeeding business days will be required, by virtue of the fact that the Notes initially will settle T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of notes who wish to trade notes on the date hereof or the next two succeeding business days should consult their own advisors.

The Issuer and the Guarantor have filed a registration statement (including a preliminary prospectus supplement and a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement for this offering and the accompanying prospectus and any other documents the Issuer or the Guarantor has filed with the SEC for more complete information about the Issuer, the Guarantor and this offering. You may get these documents for free by searching the SEC online database (EDGAR) on the SEC web site at http://www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus supplement and the accompanying prospectus if you request them by calling Citigroup Global Markets Inc. at 1-800-831-9146 or J.P. Morgan Securities LLC at 1-212-834-4533.

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